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[Letterhead AEI Resources, Inc.]
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May 25, 2001

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

                    Re: Registration Statement on Form S-4
                            SEC File No. 333-72355


     In accordance with Rule 477 under the Securities Act of 1933, as amended, we request withdrawal of our registration statement on Form S-4 (Registration No. 333-72355)("Registration Statement"), and all exhibits thereto, effective immediately. We are withdrawing the Registration Statement because we are in the process of restructuring our balance sheet, and as a result of the restructuring, the registration of the securities pursuant to the Registration Statement may not be necessary. We have not, and will not, sell any securities under the Registration Statement.

     It is our understanding that, pursuant to Rule 457 under the Securities Act of 1933, as amended, upon withdrawal, the filing fees associated with the Registration Statement may be offset against any filing fees due for any subsequent registration statement or registration statements subject to the requirements described in Rule 457.

     We further request that you provide us with a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available (fax: (606) 920-7480, attention: Stephen Addington; with a fax copy to our counsel, Paul Sullivan at (859) 231-0011).

AEI RESOURCES, INC.

By: /s/ Stephen Addington
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Title: President
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